December 11, 2007


Securities and Exchange Commission
Washington, D.C. 20549-7010

Attn:  John Cash
       Branch Chief

RE:    Form 10-K for the fiscal year ended December 31, 2006
       File #1-32865

Ladies and Gentlemen:

This letter sets forth the responses of KSW, Inc. (the "Company") to the comment contained in the letter from the Staff of the Securities and Exchange Commission (the "Commission"), dated November 29, 2007, with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comment exactly as set forth in the November 29, 2007 comment letter. The Company's response to the comment is set forth immediately below the text of the comment.

Notes to the Consolidated Financial Statements
----------------------------------------------
Note 8. Stockholders' Equity
----------------------------
(A) Stock Option Plan, Page F-19
--------------------------------

1. We note that you have adopted SFAS 123(R) as of January 1, 2006 and that you recorded an expense of $640,000 relating to the exercising of 287,832 options by six individuals during the year ended December 31, 2006. Please explain to us your accounting for these options that resulted in this expense and please cite the specific accounting literature that you relied on to record the expense as a result of these individuals exercising their options. We also note that additional stock compensation was recognized as a result of vesting during the period.

Response:

Year ended December 31, 2006

In reviewing the comment by the Commission, and the applicable accounting literature, we have determined that the Company has incorrectly recorded an expense in its 2006 consolidated financial statements when options that had vested prior to the adoption of SFAS 123(R) were exercised.

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Securities and Exchange Commission
December 11, 2007

On January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method.

At various times during 2006, an aggregate of 287,832 fully vested options were exercised. The Company incorrectly recorded expense for the intrinsic value of these exercised options equal to the difference between the option exercise price and the quoted market value for the Company's common stock on each of the exercise dates.

As a result, the Company incorrectly reported selling, general and administrative expenses totaling $636,000 in connection with the exercising of stock options during the year ended December 31, 2006. This error had no effect on reported revenue, gross profit, cash position, or total stockholders' equity, but reduced reported net earnings for 2006 by $343,000, or $0.06 per share-basic and diluted.

The Company disclosed expenses related to the exercise of stock options, net of taxes, in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in its Annual Report on Form 10-K, as well as in an earnings press release. In each of these documents, net earnings and earnings per share were presented both with and without the effect of stock option expense. Total expenses recorded for the exercise of stock options were also disclosed in the footnotes to the consolidated financial statements.

For the year ended December 31, 2006, the Company reported net earnings of $2,765,000, or $0.49 per share-basic and $0.48 per share-diluted. The Company also disclosed in the MD&A in its Annual Report on Form 10-K that stock option expenses recorded during the period reduced net income by $374,000, or $0.07 per share-basic and diluted. This reduction of $374,000 correctly included $29,000 related to the vesting of stock options under SFAS 123(R) and $2,000 of payroll tax expense related to previously vested stock options exercised during 2006. The $374,000 reduction incorrectly included compensation expenses related to the exercise of stock options totaling $ 343,000, or $0.06 per share-basic and diluted. After reversing this expense, net income will increase from $2,765,000 to $3,108,000.

The Company reported fourth quarter 2006 earnings by issuing a press release and a Current Report on Form 8-K. This press release began with a discussion of fourth quarter 2006 results and then described expenses related to stock options and a reversal of an allowance. A similar discussion of the results for the year ended December 31, 2006 followed.

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Securities and Exchange Commission
December 11, 2007

Nine months ended September 30, 2007

As previously stated, the Company has incorrectly recognized expenses when stock options were exercised during 2006. This error continued in the Company's three quarterly filings during 2007.

At various times during the nine months ended September 30, 2007, an aggregate of 140,416 fully vested options were exercised.

As a result, the Company incorrectly reported selling, general and administrative expenses totaling $662,000 in connection with the exercising of stock options during the nine months ended September 30, 2007. This had no effect on reported revenue, gross profit, cash position, or total stockholders' equity, but reduced reported net earnings for the nine months ended September 30, 2007 by $357,000, or $0.05 per share-basic and $0.06 per share-diluted.

As it had done in 2006, the Company disclosed expenses related to the exercise of stock options, net of taxes, in the MD&A in each of its three 2007 Quarterly Reports on Form 10-Q, as well as in earnings press releases. In each of these documents, earnings and earnings per share were presented both with and without the effect of stock option expense. Total expenses recorded for the exercise of stock options were also disclosed in the footnotes to the consolidated financial statements.

Proposed Correction

The Company does not believe that a restatement is needed, since 2006 earnings, as well as earnings for each of the first three quarters of 2007, were disclosed both with the stock option expenses and without the stock option expenses in the Annual Report on Form 10-K, in each Quarterly Report on Form 10-Q for 2007, and in earnings press releases and related Current Reports on Form 8-K. Although the corrected amounts reflect a change to the Company's previously reported earnings, the corrected earnings amounts are not materially different from the amounts disclosed as earnings without the effect of stock option expenses. The investor public was made aware of these expenses, knew the results with and without the expenses, and had adequate information to make an investment decision. We believe restatement of the prior periods would not provide any new information.

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Page 4
Securities and Exchange Commission
December 11, 2007

Based on the above, the Company proposes to report the corrections of the errors prospectively in its Annual Report on Form 10-K for the year ended December 31, 2007. We also propose to adjust the 2006 and 2007 unaudited selected quarterly information included in the footnotes to the consolidated financial statements in the same filing. We also propose to issue a press release and a Current Report on Form 8-K describing the reporting error and the corrected earnings for 2006 and the first three quarters of 2007.

The Company hereby acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission's Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 718-340-1444 or James Oliviero at 718-340-1409.

Very truly yours,


KSW, INC.

  /s/ Richard Lucas

Richard Lucas
Chief Financial Officer

RL/at